April 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Conlon Danberg

Re:	Sonoma Pharmaceuticals, Inc.
Registration Statement on Form S-1/A
Filed April 22, 2026
File No. 333-295171

Acceleration Request

Requested Date: April 23, 2026

Requested Time: 5:00 P.M. Eastern Standard Time

Dear Mr. Danberg:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Sonoma Pharmaceuticals, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to April 23, 2026 at 5:00pm EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please contact me if you have any questions or if we can otherwise be of assistance to you.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.

5445 Conestoga Court Suite 150 Boulder, Colorado 80301 sonomapharma.com NASDAQ: SNOA